CONSENT OF QUALIFIED PERSON

Re: Endeavour Silver Completes Feasibility Study on the Terronera Project in Jalisco State, Mexico. Robust Economics Supported by Larger Mineral Reserves, Higher Annual Silver Production and Longer Mine Life

I, Alan Drake P.L.Eng., consent to the public filing of the technical report titled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico with an effective date of September 9, 2021 (the "Technical Report") by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Technical Report in the news release titled Endeavour Silver Completes Feasibility Study on the Terronera Project in Jalisco State, Mexico. Robust Economics Supported by Larger Mineral Reserves, Higher Annual Silver Production and Longer Mine Life, dated September 9, 2021 (the "News Release") of Endeavour Silver Corp.

I certify that I have read the News Release filed by Endeavour Silver Corp, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21 day of October 2021

"signed and stamped"

__________________________________________________

Alan Drake P.L.Eng.